SECURITIES AND EXCHANGE COMMISION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                                  May 14, 2003

                             SCITEX CORPORATION LTD.
                 (Translation of registrant's name into English)

                                3 Azrieli Center
                                Triangle Building
                                 Tel Aviv, 67023
                                     Israel
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X|  Form 40-F ____

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

                                  Yes ____  No |X|

Attached to the Registrant's Form 6-K, and incorporated by reference herein is the Registrant's press release dated May 12, 2003, announcing the Registrant's first quarter 2003 results.

                                    SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           SCITEX CORPORATION LTD.

                                           Yahel Shachar
                                           Chief Financial Officer

May 14, 2003

[LOGO OMITTED]

                                                                            NEWS

FOR IMMEDIATE RELEASE

                  SCITEX ANNOUNCES FIRST QUARTER 2003 RESULTS

TEL AVIV, ISRAEL - MAY 12, 2003. Scitex Corporation Ltd. (NASDAQ & TASE: SCIX), a world leader in industrial inkjet digital printing solutions, today announced its financial results for the first quarter ended March 31, 2003.

Scitex's revenues for the first quarter of 2003 were $62.6 million, an increase of 3.1% from $60.7 million in the first quarter of 2002. Operating loss was $0.2 million (before amortization of intangibles of $1.7 million), compared to operating income of $2.2 million in the first quarter of 2002 (before amortization of intangibles of $0.8 million). Net loss for the quarter was $6.8 million, compared to a net loss of $1.0 million in the corresponding quarter of 2002. This is the first quarter in which Scitex includes the results of the combined entity of Scitex Vision Ltd. and Aprion Digital Ltd. Accordingly,
Scitex's results were impacted by, among others, the combined entity's restructuring costs of $1.2 million and $2.5 million of tax expenses, mainly attributed to a write-off of a deferred tax asset. Scitex's financial results for 2002 did not include figures for Aprion Digital Ltd. on a consolidated basis, as Scitex then held only a minority interest in Aprion.

Geographically, Europe contributed 41% of the revenues in the first quarter of 2003, followed by the Americas with 37% of revenues, and the Far East trailed with 21% of revenues.

Commenting on the results, Mr. Yeoshua Agassi, President and CEO of Scitex, said: "The continuing slow down of the economy worldwide, especially in the United States and Japan, combined with the uncertainty preceding and during the war in Iraq, have contributed, among other things, to a tense market environment and the lengthening of sales cycles of capital equipment, in the primary markets in which Scitex, through its subsidiaries, operates."

Mr. Agassi added: "Nevertheless, Scitex Digital Printing continued to show improvement in several areas. It managed, after a prolonged process, to improve its gross profits and was recently selected by French social security system to supply high-speed business color printing systems. SDP met its earnings targets for the first quarter and improved its cash flow. The main challenges for SDP in the next quarters are to expand its customer base and to deepen its penetration into the Transactional Documents market."

"The combined entity of Scitex Vision and Aprion Digital has been focusing on completing the integration of the operations of these two entities. While it was able to maintain the planned level of sales in the graphic arts market, it did not meet the forecasted sales for the packaging market in the quarter. Accordingly, in addition to maintaining its leadership position in the graphic arts market, Scitex Vision is faced with several challenges for the next several quarters, such as completing the integration of the combined entities, increasing sales to the packaging market and improving its cash flow." Concluded Mr. Agassi.

SCITEX'S SUBSIDIARIES

Scitex Digital Printing, Inc. (SDP)

Revenues of Scitex Digital Printing, our wholly owned subsidiary based in Dayton, Ohio, for the first quarter of 2003 were $39.6 million, almost unchanged from $39.5 million in the first quarter of 2002 and a decrease of 12% from $44.8 million in the fourth quarter of 2002. Operating income was $3.0 million (7.6% of revenues), compared to $2.8 million in the first quarter of 2002 and $1.3 million in the fourth quarter of 2002 (figures are before amortization of intangibles).

As previously announced, Caisse Nationale d'Assurance Maladie des Travailleurs Salaries (CNAMTS), the health branch of the French social security system, has recently selected SDP to supply high-speed digital printing systems. This was their second selection of SDP since 1998, and has the potential to generate $30 million in equipment and service revenue over a 5-year period.

Also during the first quarter, Siemens Dematic, a manufacturer and distributor of sorting equipment systems, announced its award to SDP for a mailing application using SDP's Dijit 5120 printer for addressing and labelling. Installations that would cover 54 sites throughout 2003 are expected to begin in June.

SDP continues its activities in the marketing of the value of color in transactional documents - which it believes will be an important foundation for sales in this segment in the coming quarters.

Scitex Vision Ltd. (the combined entity of Scitex Vision Ltd. and Aprion Digital Ltd., which currently holds the name of Aprion Digital Ltd., but it is in the process of adopting the name Scitex Vision Ltd.)

On  January  1,  2003,  Aprion  Digital  Ltd.  acquired  from  Scitex all of the outstanding share capital of Scitex Vision Ltd. in exchange for shares in Aprion. Following the consummation of the transaction, Scitex holds approximately 75% of the combined entity's outstanding share capital. The financial results for the period ended March 31, 2003 are the first in which the transaction and the financial results of the combined entity are included. The first quarter of 2003 was marked by the integration of Scitex Vision's operations with those of Aprion Digital. During the quarter, most of Scitex Vision's activities were combined and aligned, including distribution and customer support, manufacturing and logistics, research and development and administrative functions. The new entity's headquarters have relocated to a modern 8,000 square meter facility in Netanya, housing all of its Israeli based activities.

In light of the acquisition of Scitex Vision by Aprion, of a certain reduction in the line of credit available to Scitex Vision, and Scitex Vision's cash needs, the Board of Directors of Scitex Vision has approved a rights offering of between $6 million and $10 million. Scitex and two other principal shareholders of Scitex Vision have expressed their agreement in principle to participate in the proposed rights offering.

Revenues of Scitex Vision for the first quarter of 2003 were $23 million, an increase of 8.9% from $21.2 million in the corresponding quarter of 2002 and an increase of 10% from $20.9 million in the fourth quarter of 2002 (Aprion Digital, which had no revenues in the first quarter of 2002, recognized revenues of $2.1 million in the fourth quarter of 2002). Operating loss was $2.4 million, compared to operating income of $0.2 million in the first quarter of 2002 and operating loss of $0.3 million in the fourth quarter of 2002 (figures are before amortization of intangibles). As noted above, Scitex Vision's 2003 figures comprise the combined entity of Scitex Vision and Aprion Digital. Accordingly, Scitex Vision's results were impacted this quarter by, among other things, the combined entity's restructuring costs of $1.2 million and $2.5 million of tax expenses, mainly due to a write-off of a deferred tax asset (as it is not expected, after the transaction, to utilize it in the foreseeable future). Scitex Vision's 2002 figures did not include Aprion Digital's figures (the operating expenses of Aprion Digital in the first quarter of 2002 were $4.6 million).

During the quarter, Scitex Vision renamed its Shaldag SP Industrial Digital Press for corrugated packaging as Scitex Vision Corejet. Twelve of such systems are now installed and operating at key packaging customer sites. Scitex Vision views the Packaging market as a growth opportunity for the future.

Recently, Scitex Vision received assessments from the Israeli Tax Authorities ("ITA") relating to certain matters in the years 1995-2000 of approximately NIS 30 million, including interest and index adjustment (currently, represents approximately US$ 6.7 million). Scitex Vision appealed to the District Court in Tel Aviv against the ITA tax assessments, but the outcome of the appeal cannot be predicted at this time. Scitex Vision believes that its applicable reserves as at the end of the first quarter are sufficient.

MAJOR INVESTMENT

Creo Inc.

For its second quarter of 2003 (ended March 31, 2003), Creo reported revenues of $141.5 million compared to revenues of $130 million in the second quarter of 2002 and $142.8 in the previous quarter. Creo's net loss under US GAAP for the quarter was $1.2 million. With effect from December 1, 2002, Scitex accounts for the Creo investment as "available for sale" and the changes in its share price value are recorded to shareholders' equity. Gain or loss from this investment will only be recognized in the event of a sale of its Creo shares or in the event of impairment that is not of a temporary nature. Accordingly, the change for the quarter in Scitex's investment in Creo was a decrease of $15.6 million recorded to shareholders' equity due to the decrease in the market price of Creo's shares at quarter-end to $5.68 per share, compared with $8.17 at the end of the previous quarter (the last reported closing market price of Creo's share on NASDAQ was $6.20). Scitex holds 12.7% in Creo's outstanding share capital.

EXPLANATORY NOTE TO FINANCIAL STATEMENTS

This quarter is the first one in which Scitex consolidates in its financial statements a majorityowned company - the combined Aprion Digital/Scitex Vision entity, in which it holds approximately 75% (compared to incorporating Scitex Vision's results as a wholly-owned subsidiary). As a result, all assets and liabilities of the combined entity are included in Scitex's balance sheet, with a deduction of the relative minority interest in the combined entity's equity. Similarly, Scitex fully consolidates the combined entity's Statement of Income, with a deduction of the relative minority interest in the combined entity's Statement of Income.

CONFERENCE CALL

Scitex will be holding a conference call to discuss its first quarter 2003 results on Tuesday, May 13, 2003 at 10:00 a.m. EST (7:00 a.m. Pacific time, 3:00 p.m. GMT, 5:00 p.m. Israel time). Investors will have the opportunity to listen to a live simultaneous Webcast of the analyst conference call in connection with Scitex's first quarter 2003. All interested parties will have the opportunity to listen to a live simultaneous Webcast of the conference call by connecting online through www.scitex.com.

A replay of the conference call will be available during the seven days following the conference call (until midnight May 20, 2003) at the following numbers:

                        US:           1 800 475-6701

                        Intl:         1 320 365-3844

                        Access code:  683709

ABOUT SCITEX CORPORATION LTD.

Scitex Corporation Ltd. is a world leader in industrial inkjet digital printing solutions. Through its subsidiaries and strategic investments, Scitex strengthens its market position in this specialized sector. Scitex shares trade on NASDAQ and The Tel Aviv Stock Exchange under the symbol "SCIX". For more information, please visit our Web site at www.scitex.com.

EXCEPT FOR THE HISTORICAL INFORMATION HEREIN, THE MATTERS DISCUSSED IN THIS NEWS RELEASE INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. FORWARD-LOOKING STATEMENTS THAT ARE BASED ON VARIOUS ASSUMPTIONS (SOME OF WHICH ARE BEYOND THE COMPANY'S CONTROL) MAY BE IDENTIFIED BY THE USE OF
FORWARD-LOOKING TERMINOLOGY, SUCH AS "MAY", "CAN BE", "WILL", "EXPECTS", "ANTICIPATES", "INTENDS", "BELIEVES", "PROJECTS", "POTENTIAL", "ARE OPTIMISTIC", "VIEW" AND SIMILAR WORDS AND PHRASES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE SET FORTH IN FORWARD-LOOKING STATEMENTS DUE TO A VARIETY OF FACTORS, INCLUDING, BUT NOT LIMITED TO, (1) RISKS IN PRODUCT AND TECHNOLOGY DEVELOPMENT,
(2) MARKET ACCEPTANCE OF NEW PRODUCTS AND CONTINUING PRODUCT DEMAND, (3) THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, (4) CHANGES IN DOMESTIC AND FOREIGN ECONOMIC AND MARKET CONDITIONS, (5) TIMELY DEVELOPMENT AND RELEASE OF NEW PRODUCTS BY STRATEGIC SUPPLIERS, (6) THE IMPACT OF THE COMPANY'S ACCOUNTING POLICIES, (7) RISKS RELATING TO THE INTEGRATION OF NEW BUSINESSES, AND (8) THE OTHER RISK FACTORS DETAILED IN THE COMPANY'S MOST RECENT ANNUAL REPORT AND OTHER FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION. EXCEPT AS MAY BE REQUIRED BY LAW, THE COMPANY DOES NOT UNDERTAKE,

AND SPECIFICALLY DISCLAIMS, ANY OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISIONS WHICH MAY BE MADE TO ANY FORWARD-LOOKING STATEMENTS TO REFLECT THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS OR CIRCUMSTANCES AFTER THE DATE OF SUCH FORWARD-LOOKING STATEMENTS.

SCITEX AND THE SCITEX LOGO ARE REGISTERED TRADEMARKS AND SERVICE MARKS OF SCITEX CORPORATION LTD. SCITEX VISION, APRION, SHALDAG AND COREJET ARE TRADEMARKS OF SCITEX VISION LTD. OR APRION DIGITAL LTD. DIJIT IS A REGISTERED TRADEMARK OF SCITEX DIGITAL PRINTING, INC.

CONTACTS

SCITEX CORPORATION LTD.

Yahel Shachar                         Dalit Yehuda
Chief Financial Officer               Corporate Assistant
Tel:    +972 3 607 5755               Tel:    +972 3 607 5755
Fax:    +972 3 607 5756               Fax:    +972 3 607 5756
E-mail: yahel.shachar@scitex.com      E-mail: dalit.yehuda@cii.co.il

SCITEX CORPORATION LTD. (AN ISRAELI CORPORATION) AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                 QUARTER ENDED MARCH 31
                                                 2003              2002*
                                             (UNAUDITED)        (UNAUDITED)
--------------------------------------------------------------------------------
REVENUES
  Sales                                       $  35,337         $  35,676
  Service and supplies                           27,288            25,023
                                             ----------        ----------
TOTAL REVENUES                                   62,625            60,699
                                             ----------        ----------

COST OF REVENUES
  Cost of sales                                  17,661            19,441
  Cost of service and supplies                   18,891            17,963
                                             ----------        ----------
TOTAL COST OF REVENUES                           36,552            37,404
                                             ----------        ----------

GROSS PROFIT                                     26,073            23,295

EXPENSES
  Sales and marketing                            11,906            10,145
  General & administrative                        6,957             5,281
  Research and development,  net                  7,407             5,715
  Amortization  of  intangibles                   1,698               783
                                             ----------        ----------

OPERATING  INCOME (LOSS)                         (1,895)            1,371

  Financial  income (expense) - net                (774)             (252)
  Other income (expense) - net                     (840)             (489)
                                             ----------        ----------

INCOME (LOSS) BEFORE TAXES ON INCOME             (3,509)              630

  Taxes on income                                 4,081               644
                                             ----------        ----------
                                                 (7,590)              (14)

  Share in losses of equity  investments         (1,370)           (1,003)
  Minority interest in losses of
    consolidated subsidiary                       2,208
                                             ----------        ----------
NET LOSS                                       ($ 6,752)         ($ 1,017)
                                             ==========        ==========


LOSS PER SHARE - BASIC AND DILUTED:             ($ 0.16)          ($ 0.02)
                                             ==========        ==========

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING (IN THOUSANDS) BASIC
AND DILUTED:                                     43,018            43,018
                                             ==========        ==========

* Actual 2002 figures. Aprion is consolidated commencing January 1, 2003.

CONSOLIDATED BALANCE SHEETS
(U.S. DOLLARS IN THOUSANDS)

                                                      MARCH 31       December 31
                                                      2003              2002*
                                                    (UNAUDITED)       (Audited)
                                                   ------------     ------------

ASSETS

  Current assets:
    Cash and cash equivalents                         $ 33,307        $ 30,969
    Short-term  investments                              1,572           2,561
    Restricted deposits                                 19,000          20,203
                                                   -----------     -----------

      Total cash and short-term investments             53,879          53,733

    Trade receivables - net                             92,910          95,054
    Other receivables                                   10,310           9,900
    Inventories                                         57,881          51,561
    Deferred income taxes                               16,958          20,974
                                                   -----------     -----------

                                                       231,938         231,222

  Investments and other non-current assets              49,126          67,012

  Property and equipment - net                          40,031          36,857

  Goodwill and other intangible assets - net            50,155          34,465
                                                   -----------     -----------

                                                     $ 371,250       $ 369,556
                                                   ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

  Current liabilities:
    Short term debt and current maturities            $ 37,922        $ 37,184
    Creo note                                           18,760          18,523
    Trade payables                                      26,453          22,200
    Accrued and other liabilities                       60,773          57,011
                                                   -----------     -----------

                                                       143,908         134,918
                                                   -----------     -----------

  Long-term liabilities:
    Loans from banks                                     7,781           5,493
    Deferred income taxes                                1,838           5,033
    Liability for employees                              4,157           2,933
    Convertible loan                                     5,678
                                                   -----------     -----------
                                                        19,454          13,459

  Minority  interest                                     5,390
                                                   -----------

  Shareholders' equity:
    Share capital                                        6,205           6,205
    Capital surplus                                    368,104         364,619
    Accumulated other comprehensive income (loss)      (14,613)            801
    Retained earnings (accumulated deficit)           (152,991)       (146,239)
    Treasury stock at cost                              (4,207)         (4,207)
                                                   -----------     -----------

                                                       202,498         221,179
                                                   -----------     -----------

                                                    $  371,250      $  369,556
                                                   ===========     ===========

* Actual 2002 figures. Aprion is consolidated commencing January 1, 2003.

SCITEX DIGITAL PRINTING, INC.

US Dollar in Thousands

                                                         THREE MONTHS ENDED
                                                             MARCH 31

                                                        2003            2002
                                                     Unaudited       Unaudited

REVENUES
Equipment                                               20,960          22,493
Service and Consumables                                 18,616          17,042
                                                   -----------     -----------
TOTAL REVENUES                                          39,575          39,535

GROSS PROFIT                                            16,576          14,388

EXPENSES:
S,G&A                                                    9,429           7,551
Research and Development                                 4,141           4,017

OPERATING INCOME BEFORE
AMORTIZATION OF INTANGIBLES                              3,006           2,820

Amortization of Intangibles                                 77              73
                                                   -----------     -----------

OPERATING INCOME                                         2,929           2,747
                                                   ===========     ===========

SCITEX VISION LTD. (COMBINED WITH APRION DIGITAL LTD.)

US Dollar in Thousands

                                                         THREE MONTHS ENDED
                                                             MARCH 31

                                                        2003            2002*
                                                     Unaudited       Unaudited

REVENUES
Equipment                                               14,377          13,183
Service and Consumables                                  8,673           7,981
                                                   -----------     -----------
TOTAL REVENUES                                          23,050          21,164

GROSS PROFIT                                             9,497           8,906

EXPENSES:
S,G&A                                                    8,661           7,028
Research and Development                                 3,265           1,670

OPERATING INCOME BEFORE
AMORTIZATION OF INTANGIBLES                             (2,429)            208

Amortization of Intangibles                              1,334             710
                                                   -----------     -----------

OPERATING (LOSS) INCOME                                 (3,764)           (502)
                                                   ===========     ===========

* Actual results of Scitex Vision Ltd. Aprion is consolidated commencing January 1, 2003.

INVESTMENTS AT MARCH 31, 2003

US Dollars in Thousands

                                                       TOTAL       HOLDING AT
                                                    INVESTMENT   MARCH 31, 2003
COMPANY

Creo Products Inc.                                    196,915         12.7%
Scitex Vision Ltd.                                     18,238         75.5%
Jemtex Ink Jet Ltd.                                     7,800         49.8%
Objet Geometries Ltd.                                   8,667         23.0%
RealTimeImage Ltd.                                      5,300         14.9%
InfoBit Ltd.                                            1,000         21.3%
XMPie Inc.                                                500          8.6%
Dor Capital Ventures                                    2,400